Contact

www.linkedin.com/in/jim-sartori-a08a363 (LinkedIn)

Jim Sartori

CEO, Sartori Company
Plymouth, Wisconsin, United States

Experience

Sartori Company
CEO
January 1977 - Present (46 years 3 months)

Education

Marquette University
· (1973 - 1977)